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                          AVERY DENNISON CORPORATION

        Amendment to Certificate of Incorporation, filed April 28, 1997 with Office of Delaware Secretary of State


                                  ARTICLE IV

(a) The Corporation is authorized to issue two classes of shares to be designated, respectively, "Common Stock" and "Preferred Stock". The total number of shares which the Corporation shall have authority to issue is Four Hundred Five Million (405,000,000) shares, and the aggregate par value of all shares which are to have a par value is Four Hundred Five Million Dollars ($405,000,000). The total number of shares of Preferred Stock which the Corporation shall have authority to issue is Five Million (5,000,000) shares, and the par value of each share of Preferred Stock is One Dollar ($1.00). The total number of shares of Common Stock which the Corporation shall have authority to issue is Four Hundred Million (400,000,000) shares, and par value of each share of Common Stock is One Dollar ($1.00).

                                   EXHIBIT 3